U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON D.C. 20549

                               FORM 12b-25
                    Commission File Number 333-30176

                       NOTIFICATION OF LATE FILING

                              (Check One):
[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [  ] Form 10-Q   [ ] Form N-SAR

     For Period Ended:  December 31, 2007

     [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K

     For the Transition Period Ended: ________________________________________

     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                       Part I-Registrant Information


     Full Name of Registrant       CANEUM, INC.

     Former Name if Applicable

     Address of principal executive office (Street and number)
                                   3101 West Coast Highway
                                   Suite 400
     City, State and Zip Code      Newport Beach, CA 92663-4401

                     Part II-Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     b. The subject annual report, semi-annual report, transition report on Form 10-K, 20 F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            Part III-Narrative

     State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets of needed.)

          The Company has been unable to complete the review process with the auditor.

                         Part IV-Other Information

     1. Name and telephone number of person to contact in regard to this notification

               GARY ALLHUSEN       949            273-4000
               (Name)              (Area Code)    (Telephone No.)

     2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            [X] Yes     [  ] No

     3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [X] Yes     [  ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                               CANEUM, INC.
               (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 26, 2008                   By /s/ Gary Allhusen
                                           Gary Allhusen
                                           Executive Vice-President

                                Attachment

             Explanation of Change in Results from Prior Year

Below is a summary of the anticipated changes in the results of operations from year ended December 31, 2006, to year end December 31, 2007.

                                     The year ended
                                       December 31
                              ------------------------------
                                 2006               2007
                              -----------        -----------
                                                 (estimated)

     Revenue                  $ 6,988,283         $11,904,857
     Cost of Revenue          $ 5,343,193         $ 9,681,467
     Gross Profit             $ 1,645,090         $ 2,223,390

     Operating Expenses       $ 3,570,661         $ 4,741,863

     Net (Loss)               $(2,040,754)        $(2,966,415)

     Beneficial
     Conversion Charge        $   755,048                -

     Net (Loss) to
     Common Stockholders      $(2,795,802)        $(2,966,415)